Exhibit 99.1

Press Release

Lenco Mobile Inc. Reports 2010 Financial Results

Strengthens Balance Sheet, Expands Global Mobile Reach and Implements New Internet and Mobile Radio Strategy

Announces Details of Conference Call to Discuss Full Year 2010 Results

March 28, 2011

SANTA BARBARA, California -- Lenco Mobile Inc. (LNCM:PK) today announced financial results for the year ended December 31, 2010.

Year End Highlights:

▪	Improved working capital and shareholder’s equity

▪	Expanded global footprint

▪	Key acquisitions in mobile technology as well as the mobile and online entertainment sector

▪	Sale of assets in the online education lead generation vertical

Financial and Operations Overview:

“2010 was a year of strengthening our balance sheet, expanding our global mobile reach and deploying a growth-driven online strategy,” said Michael Levinsohn, CEO and President of Lenco Mobile Inc.  “Historically, we have been constrained by the lack of capital necessary to realize our growth potential.  In the third quarter of 2010, we attracted additional capital into Lenco Mobile, providing third-party validation of our potential and, more importantly, enabling us to now aggressively pursue our market opportunities” he said.

Lenco Mobile Inc. raised $10.0 million in September 2010 from a Series A preferred stock issuance.  Management participated in the raise by purchasing approximately $0.8 million of Series A preferred stock which was funded in December 2010 and January 2011.  At December 31, 2010, the company had $9.3 million in cash and $1.9 million in debt and accrued interest.  Total assets also grew significantly from $19.0 million at December 31, 2009 to $47.8 million at December 31, 2010.  Working capital improved by $8.4 million from December 31, 2009 to 2010.  The company paid $0.2 million in debt and note holders converted to equity approximately $3.9 million of debt and accrued interest in 2010.

“We expanded our global footprint in 2010 by making significant progress in developing relationships and establishing or testing connectivity with wireless carriers in Mexico, Colombia, Singapore, Australia, New Zealand, the United Kingdom and the United States.  In many of these countries we are now able to send MMS and SMS messages with multiple carriers,” Levinsohn stated.  “Mobile phones are becoming an integral part of our daily lives, especially as more phones are connected to the internet.  By securing connectivity with the wireless carriers we are positioning ourselves to offer our products and services to brand owners in those markets. The carriers are also a potential customer, with advertising budgets to spend on customer retention and driving average revenue per user, all of which will benefit us in the future,” he added.

 Discussing key strategic initiatives during 2010, Levinsohn noted, “We strengthened our mobile platform with the acquisition of a fully integrated Signaling Gateway (“SGW”) solution.  We now have the capability to provide MMSC, SMSC, Location-Based Services and USSD solutions using MM7 and SS7 protocols and to deliver high volumes of messages to mobile phones.  Our mobile messaging platform is now one of the most advanced, if not the most advanced, in the SMS and MMS sector, with significant throughput capacity. Delivery of content to both mobile devices and on the internet is moving towards IP protocol-based solutions and, as data rates improve, larger files will be delivered to mobile phones in shorter time periods.  This technological evolution facilitates our business model of providing rich media advertising and other services to mobile phones, leading to significant market opportunities.  In addition, our acquisition of Jetcast, Inc., which we have subsequently renamed Lenco Media Inc., gives us exposure to the high growth mobile and online entertainment sector,” he added.

Lenco Media Inc. provides technical and marketing solutions designed to make internet and mobile broadcasting profitable for broadcasters and advertisers.  As recently as January 2011, the company’s internet radio advertising network was ranked number one by comScore in the “Entertainment-Radio” category in total minutes, total page views and potential reach with 37.9 million unique visitors per month in the United States alone.  Pandora, CBS Radio, AOL Radio, Yahoo Radio, Westwood One and Clear Channel are also included in the category.

During the year, the company also sold its online education lead generation business for $2.8 million.  The sale is recorded as a discontinued operation under US GAAP accounting rules.  Accordingly, 2010 and 2009 revenues have been restated to reflect the sale of the discontinued operation.  Commenting on the sale, Levinsohn said, “The education lead generation business peaked in mid-2010 and started to show a decline in revenue and profitability towards the end of the year. This, together with the increased regulatory intervention and focus on the educational sector as a whole, prompted us to sell that business.  We received what we believed was a satisfactory offer for the business and management took a view that the additional cash could be better utilized to establish our mobile and online entertainment business here in the United States.”

The operating results for the online education lead generation business have been presented in Lenco Mobile Inc.’s 10-K consolidated statement of operations for fiscal 2010 and 2009 as discontinued operations and its effects are summarized below:

	Year Ended December 31,
	2010	2009
Revenue	$15,949,845	$12,226,488
Revenue related to discontinued operations	(7,592,514)	(2,889,697)
Net revenue	8,357,331	9,336,791

Cost of sales	8,855,654	4,964,194
Cost of sales related to discontinued operations	(6,241,291)	(1,831,819)
Net cost of sales	$2,614,363	$3,132,375

Gross profit	$7,094,191	$7,262,294

Gross profit after discontinued operations	$5,742,968	$6,204,416

As per the table below, Lenco Mobile Inc. recorded a non-US GAAP, EBITDA, as adjusted loss of $1.9 million in 2010 versus a profit of $1.5 million in 2009.  Commenting on the loss, Levinsohn said, “Financial 2010 was the first year in which we posted an EBITDA loss.  We are obviously disappointed with the loss, but we believe the investment in our future growth is necessary. We are working diligently to speed up the time to market in all regions.  The investment in the international offices and the new technology added approximately $1.3 million of expense in 2010. We expect this spend to generate meaningful revenue over the course of 2011.”

Reconciliation of Non-GAAP Financial Measure: Earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA, as adjusted:

	Year Ended December 31,
	2010	2009
	(unaudited)	(unaudited)
Net loss attributable to common stockholders	$(9,127,868)	$(1,574,054)
Interest expense, net	722,104	301,611
Provision for income taxes	(58,302)	334,159
Depreciation, amortization and impairment loss	4,813,228	2,242,237
Depreciation, amortization within discontinued operations	63,281	28,129
EBITDA	(3,587,557)	1,332,082

Compensation expense - non-cash	14,245	-
Preferred dividend expense	165,193	-
Preferred stock beneficial conversion feature	1,458,236	-
Debt re-organization expense	-	168,000
EBITDA, as adjusted	$(1,949,883)	$1,500,082

Use of Non-GAAP Measures

This press release includes non-GAAP financial measures such as EBITDA and EBITDA, as adjusted.  The Company defines EBITDA, as adjusted as EBITDA not including the impact of certain non-cash items, such as employee and director non-cash compensation expense, impairment of intangible assets, dividends paid in-kind, and changes in fair value of derivative liabilities.

The Company believes that EBITDA and EBITDA, as adjusted provides meaningful supplemental information regarding its performance by excluding certain expenses that may not be indicative of the core business operating results and in the case of derivative liabilities may fluctuate significantly from period to period based on changes in the Company's stock price.  The Company believes that these non-GAAP financial measures may help in comparing current-period results with those of prior periods as well as with its peers. The Company presents this information to investors as an additional tool for evaluating its financial results in a manner that reflects ongoing operations and facilitates comparisons with operating results from prior periods.

These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States, referred to herein as “US GAAP,” and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP.

Conference call

Lenco Mobile will host a conference call at 1:30 p.m. Pacific time (4:30 p.m. Eastern time) today March 29, 2011 to discuss its fourth quarter and 2010 year-end results. Participating in the call will be Michael Levinsohn, chief executive officer.

The call is open to the public and may be accessed by dialing the following number ten minutes prior to the scheduled conference call time: 888-297-0353. International callers should dial 00-1-719-785-1765. The conference ID/password will be 3153532. If you are unable to participate in the call at this time, a telephonic replay will be available at 7:30p.m. Eastern time on March 30, 2011 through Tuesday, April 5th at 11:59 p.m. Eastern time. To access the replay, please dial 877-870-5176. International callers should dial 00-1-858-384-5517. The pass code will be 3153532.

About Lenco Mobile Inc.

Lenco Mobile Inc. is a global developer, owner, and operator of proprietary advertising and technical platforms primarily for the high growth mobile and online marketing sectors.  The platforms provide customers including leading wireless carriers and consumer brands with turnkey solutions to attract, retain and monetize relationships with consumers.  Lenco Mobile offers brand owners the ability to design, manage, and execute mobile-based marketing campaigns through MMS messaging with improved messaging throughput, better quality, and reduced bandwidth usage on a per message basis.  In addition to propriety MMS messaging solutions, the Company offers products and services such as Build.mobi™, mobile greeting cards, mobile statements, high-volume internet and mobile ad-impression serving, loyalty programs, online support, and search and database marketing.  The Company’s Lenco Media Inc. subsidiary provides products that make internet and mobile broadcasting profitable for broadcasters and advertisers. Lenco Media’s RadioLoyalty™, ReplaceAds™, UniversalPlayer™ and Jetcast® brand streaming products eliminate costs and increase revenue for broadcasters and increase advertisers’ return on their advertising investment.  The Company is headquartered in the U.S. and has operations in South Africa, South Korea, Singapore, Australia, the United Kingdom, Mexico and Colombia.

Forward Looking Statements.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements, including expectations concerning the Company's ability to successfully launch its mobile phone products or services in new geographic territories, market acceptance of its new Lenco Media Inc. internet broadcasting business, anticipated trends in financial results, and other financial and business results.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause its actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. For a discussion of certain risk that may impact the Company's operations see the discussion under "Risk Factors" in the Company's annual report on Form 10-K and other documents filed with the SEC. Neither Lenco Mobile Inc. nor any Company mentioned in this release undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Lenco Mobile Inc. assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Investor Relations Contact:
ICR, Inc.
John Mills, jmills@icrinc.com
Senior Managing Director
310-954-1100

Denise Garcia, denise.garcia@icrinc.com
Senior Vice President
203-682-8335